Exhibit 12.1

Hexcel Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions)	For the Year Ended December 31,					Three Months 3/31/03
	1998	1999	2000	2001	2002

Income (loss) before Income Taxes and Equity in Earnings (Losses)	$78.3	$(5.0)	$75.0	$(383.7)	$7.7	$(0.5)

Interest Expense, Including Amortization of Debt Issuance Costs	38.7	73.9	68.7	64.8	62.8	13.7

Interest Portion of Rentals (1)	2.7	3.1	2.3	1.8	1.3	0.5

EARNINGS BEFORE PROVISION FOR TAXES AND FIXED CHARGES	$119.7	$72.0	$146.0	$(317.1)	$71.8	$13.7

Interest Expense, Including Amortization of Debt Issuance Costs	$38.7	$73.9	$68.7	$64.8	$62.8	$13.7
Interest Portion of Rentals (1)	2.7	3.1	2.3	1.8	1.3	0.3

TOTAL FIXED CHARGES	$41.4	$77.0	$71.0	$66.6	$64.1	$14.0

RATIO OF EARNINGS TO FIXED CHARGES (2)	2.9	N/A	2.1	N/A	1.1	0.9

(1) Calculated as one third of rentals, which is a reasonable approximation of the interest factor.

(2) Earnings are inadequate to cover fixed charges for 2001 and 1999.  The deficiency in earnings for the years ended December 31, 2001 and December 31, 1999 is $(383.7) million and $(5.0) million, respectively.